Access Pharmaceuticals, Inc.
Letterhead

September 29, 2014

VIA EDGAR

Jeffrey Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549-0404

Re:      Access Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14C
Filed September 22, 2014
File No. 001-15771

Dear Mr. Riedler:

This letter is in response to comments received in the letter dated September 29, 2014 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jeffrey B. Davis, Former Chief Executive Officer of  Access Pharmaceuticals, Inc., a Delaware corporation (“we”, “our”, or the “Company”). We have reviewed the Comment Letter and the Company’s response is set forth below. For ease of reference our responses are numbered to correspond to the comment numbers in the Comment Letter and each comment contained in the Comment Letter is printed below in italics and is followed by the response of the Company.

Comment:

1.           Amendment to the Articles of Incorporation to Effect the Reverse Stock Split, page 3
It does not appear that you are proposing a reduction in your authorized shares in proportion to your reverse stock split. Accordingly, please amend to disclose whether you have any plans, arrangements, understandings, etc. to issue any of the authorized shares that would be newly available for issuance as a result of the reverse stock split. If such plans exist, please disclose all material information.

Response:

While the Company will have additional shares of common stock able to be issued upon the implementation of a reverse stock split (if a reverse split is implemented), the Company currently has no firm plans or arrangements to issue any such additional shares of common stock. The Company notes that it currently does have a registration statement on Form S-1 on file with the SEC and the Company may issue shares of Common Stock under such registration statement in the future. It is possible in the future that the Company may issue additional shares of common stock in order to finance the operations of the Company.

The Company will add this language to Proposals 2 and 3 on pages 17 and 22 to the definitive proxy statement on Schedule 14C.

Comment:

2.	Fractional Shares, page 5

We note on page 5 that you plan to round up any fractional shares to the nearest whole number. However, Annex 1 suggests that shareholders will be entitled to receive cash in lieu of fractional share interests. Please amend your disclosure as necessary to clarify how the company’s plans to treat fractional shares.

Response:

Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) of this certificate of amendment to the restated certificate of incorporation of the Corporation, each [____]1 shares of the Corporation’s common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be combined into one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No certificates representing fractional shares of common stock shall be issued in connection with the Reverse Stock Split. Stockholders entitled to receive fractional shares of common stock shall be rounded up to the nearest whole share of common stock. Each certificate that immediately prior to the Effective Time represented shares of common stock (“Old Certificates”), shall thereafter represent that number of shares of common stock into which the shares of common stock represented by the Old Certificate shall have been combined, subject to the roundup of fractional share interests as described above.

The Company will add this language to Annex 1 to the definitive proxy statement on Schedule 14C

We would appreciate the opportunity to discuss any other questions or concerns with you at your convenience. Please call John J. Concannon, our attorney at Bingham McCutchen LLP, at 617.951.8874 or myself at 631.741.3011.

Sincerely yours

/s/ Harrison Wehner

Harrison Wehner
President and
Chief Financial Officer

cc: John J. Concannon, III, Bingham McCutchen LLP

4848 Lemmon Avenue, Suite 417, Dallas, Texas 75219
Tel (214) 905-5100 • Fax (214) 905-5101 • www.accesspharma.com